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SECURITIES AI
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12005026

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 15a-5 Thereunder

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SEC FILE NUMBER
8-53091

REPORT FOR THE PERIOD BEGINNING___JANUARY 01, 2011___AND ENDING___DECEMBER 31, 2011___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERCHWOOD PARTNERS LLC AND AFFILIATE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 14TH FLOOR
NEW YORK, NY 10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. BERCHENBRITER   212-201-3933
                                                                 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUSTORINO, PUGLISI & CO., LLP
                                    (Name - *if individual, state last, first, middle name*)

488 MADISON AVE.	**NEW YORK**	**NY**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, David Berchenbriter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BerchWood Partners LLC and Affiliate as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2011



BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2011

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2011




PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITORS' REPORT

To the Members of
BerchWood Partners LLC and Affiliate

We have audited the accompanying consolidated statement of financial condition of BerchWood Partners LLC and Affiliate (the "Company") as of December 31, 2011. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

PUSTORINO, PUGLISI & CO., LLP

New York, New York
February 24, 2012

1.

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$	1,372,451
Cash - restricted		103,944
Fees receivable		2,461,383
Property and equipment at cost,		
net of accumulated depreciation of $77,017		61,867
Prepaid income taxes		˙5,915
Other assets		39,452
TOTAL ASSETS	**$**	**4,045,012**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accrued expenses	$	160,202
Deferred rent		78,314
Retirement plan contribution payable		81,343
Due to members		300,000
Deferred income taxes		74,000
Total Liabilities		693,859

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY		3,351,153
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,045,012

See the accompanying Notes to Consolidated Financial Statements.

NOTE 1 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Organization and Principles of Consolidation:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Limited ("BerchWood Ltd."), which is a minority partner in the BerchWood Partners LLP ("Affiliate"), both located in the United Kingdom ("UK"). The Company consolidates in its consolidated financial statements, the net assets, income and expenses of the Affiliate as it is determined to be a variable interest entity and has met the criteria of consolidation under accounting principles generally accepted in the United States of America. The Company is considered the primary beneficiary as it directs the activities of both entities. All significant inter-company transactions between the Company and Affiliate have been eliminated in consolidation. BerchWood Ltd. had no operations during the year. The Company's consolidated statement of financial condition at December 31, 2011 includes net assets of the Affiliate, which total $162,518, which consist of $237,960 of assets and $75,442 of liabilities.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Services Authority ("FSA"). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Financial Statement Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due under the terms of the contract on a monthly or quarterly basis. Additional fees for successful placement are recognized when the transaction closes and other terms of the agreement are satisfied.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable. The tax years that remain subject to examination by taxing authorities are 2008 through 2011.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

The accounts of the Affiliate are measured in its functional currency, which is the local currency (British Pounds) and translated into U.S. Dollars. All asset and liability accounts have been translated using the current rate of exchange at the balance sheet date. Revenue, expenses, gains and losses have been translated using the average rates prevailing throughout the year. Translation gains or losses, if significant, are included in other comprehensive income.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $604,925, which was $560,968 in excess of its required minimum net capital of $43,957. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

NOTE 4 - FEES RECEIVABLE:

Three customers represented approximately 48%, 24%, and 11% of the Company's fees receivable at December 31, 2011.

NOTE 4 -   FEES RECEIVABLE (CONTINUED):

The fees receivable include $2,461,383 from six customers at December 31, 2011, which are payable in installments through December 2014. The original success fees were discounted at a rate of 3.25%. The total unamortized discount as of December 31, 2011 was $57,006, and is being amortized as interest income by the effective interest method.

Fees receivable are expected to be collected as follows:

December 31,	
2012	$ 2,177,043
2013	281,346
2014	60,000
	2,518,389
Less: Discount	57,006
	$ 2,461,383

The Company does not recognize interest on past due receivables. The Company has not recorded an allowance for doubtful accounts nor had a balance in doubtful accounts at the beginning of the year. All receivables are considered to be performing and none are considered to be impaired.

NOTE 5 -   PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2011 consists of the following:

Machinery and equipment	$ 112,403
Furniture and fixtures	26,481
	138,884
Less: Accumulated depreciation	77,017
	$ 61,867

NOTE 6 -   COMMITMENTS AND CONTINGENCIES:

Leases:

In January 2010, the Company entered into a lease agreement expiring May 19, 2015 for its New York office space.

The Company's California office lease expired February 28, 2011, and the office has been closed.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Leases (continued):

The Affiliate rents its office space under an operating lease expiring January 12, 2014.

The future minimum payments under both noncancellable operating leases are subject to additional rentals based on increases in operating costs.

Future minimum lease payments under the noncancellable operating leases (including Affiliate) at December 31, 2011 are as follows:

Years Ending December 31,		
2012	$	336,453
2013		336,453
2014		288,404
2015		118,348
Total	$	1,079,658

Rent is accounted for on a straight-line basis.

Letter of Credit:

The lease security deposit is secured by a bank letter of credit and is reflected as restricted cash in the statement of financial condition.

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The Company occasionally maintains balances in excess of federally insured limits.

NOTE 7 - RETIREMENT PLAN:

The Company maintains a 401(k) plan which covers all eligible members and employees.

NOTE 8 - SUBSEQUENT EVENTS:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 24, 2012.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022